Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Pre-tax earnings	$772,235	$766,187	$784,677	$755,315	$757,670
Fixed charges	85,497	78,860	77,515	81,807	81,725
Earnings before fixed charges	$857,732	$845,047	$862,192	$837,122	$839,395

Fixed charges:
Interest expense (1)	$82,153	$75,286	$74,862	$79,187	$79,449
Amortization of bond issue costs	1,192	1,356	1,264	1,274	1,063
Estimated interest factor of rental expense	2,152	2,218	1,389	1,346	1,213
Total fixed charges	$85,497	$78,860	$77,515	$81,807	$81,725

Ratio of earnings to fixed charges	10.0	10.7	11.1	10.2	10.3

Earnings before fixed charges	$857,732	$845,047	$862,192	$837,122	$839,395
Interest credited for deposit products	62,503	65,172	68,718	70,555	71,918
Adjusted earnings before fixed charges	$920,235	$910,219	$930,910	$907,677	$911,313

Fixed charges	$85,497	$78,860	$77,515	$81,807	$81,725
Interest credited for deposit products	62,503	65,172	68,718	70,555	71,918
Adjusted fixed charges	$148,000	$144,032	$146,233	$152,362	$153,643

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	6.2	6.3	6.4	6.0	5.9

Rental expense	$6,520	$6,722	$4,210	$4,079	$3,677

Estimated interest factor of rental expense (33%)	2,152	2,218	1,389	1,346	1,213

(1) There was no interest capitalized in any period indicated.